CellMosaic, Inc.



ANNUAL REPORT

10A Roessler Road

Woburn, MA 01801

(781) 463-0002

https://cellmosaic.com/

This Annual Report is dated April 9, 2025.

BUSINESS

Company Overview

CellMosaic® is a biotechnology company specializing in the development of innovative and high-quality bioconjugates. Founded in 2008 by Dr. Yumei Huang, the company addresses the complexities in the bioconjugation field, particularly in the development of advanced bioconjugates and linker technologies for integrating hydrophobic small molecules with biomolecules. With over 550 completed service projects and a growing portfolio of patents, CellMosaic® provides critical solutions to researchers and pharmaceutical developers, leveraging its proprietary technologies, including the AqueaTether® (AqT®) linker and other advanced crosslinking platforms.

Business Model

CellMosaic® operates a diversified business model structured into four primary units: Reagent/Kit Product Business, Custom Bioconjugation Services (CBS), Contract Manufacturing, and AqT® Antibody Drug Conjugate (ADC) Development and Manufacturing. The company generates revenue through the sale of specialized reagents and kits, offering custom bioconjugation services, and engaging in contract manufacturing for pre-clinical studies. It also plans to manufacture clinical-grade bioconjugates in the future. By integrating its product and service offerings, CellMosaic® provides a comprehensive one-stop solution for its customers, from initial bioconjugate design to large-scale manufacturing.

Intellectual Property

Over the past 16 years, CellMosaic® has built a robust intellectual property portfolio that includes 13 granted patents worldwide and additional patents pending. The company's IP is focused on its proprietary AqueaTether® (AqT®) linker technologies, bioconjugation processes, oxLink™ and sxLink™ photocrosslinking technologies, NeIon™ mass spectrum tags, and product formulations. This strong IP foundation allows CellMosaic® to maintain a competitive edge in the bioconjugation market, providing customers with exclusive and innovative solutions that are protected from duplication by competitors.

Corporate History

CellMosaic, Inc. ("CellMosaic" or "CellMosaic®" or the "Company") is a C-Corp organized under the laws of the state of Delaware on 12/24/2013. CellMosaic, Inc. previously operated as CellMosaic, LLC, a Massachusetts LLC formed on

Previous Offerings

Name: Common Stock Options (Grants)

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 10,000

Use of proceeds: Not applicable

Date: February 11, 2022

Offering exemption relied upon: Rule 701

Name: Common Stock Options (Grants)

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 1,000

Use of proceeds: Not applicable

Date: May 23, 2022

Offering exemption relied upon: Rule 701

Name: Common Stock Options (Grants)

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 3,000

Use of proceeds: Not applicable

Date: March 06, 2023

Offering exemption relied upon: Rule 701

Name: Common Stock Options (Grants)

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 222,000

Use of proceeds: Not applicable

Date: March 06, 2024

Offering exemption relied upon: Rule 701

Name: Non-Voting Common Stock

Type of security sold: Equity

Final amount sold: $54,591.13

Number of Securities Sold: 43,792

Use of proceeds: Not applicable

Date: December 11, 2024

Offering exemption relied upon: Regulation Crowdfunding (Reg CF) under Rule 227.100-503

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $815,753, compared to $961,291 in fiscal year 2024, reflecting an overall 17.8% increase. Although the biotech industry is still experiencing a slow recovery, revenues from both our product and service businesses have grown, with the most significant increase coming from product revenue (24.3%).

Cost of Sales

Cost of Sales for fiscal year 2023 was $212K, compared to $208K in fiscal year 2024. The slight decrease in 2024 is attributed to higher revenue from product sales, which led to better cost efficiency.

Gross Margins

Gross margins for fiscal year 2023 were $603K, compared to $754K in fiscal year 2024, representing an increase of approximately 25%. This growth aligns with higher revenue and lower costs.

Expenses

Expenses for fiscal year 2023 were $607K, compared to $687K in fiscal year 2024. The increase in 2024 was primarily due to higher professional fees, including marketing, accounting, and contract expenses.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future as the company anticipates significant growth once the proprietary AqT® bioconjugate reagents/kits are available. Revenue is projected to grow by 20% in 2025 with the addition of new products.* Our product development goal is to focus on creating next -generation bioconjugation reagents and kits based on our proprietary AqT® technologies.

The Company plans to double its product offering each year. On the service side, we aim to provide various AqT®-linked drugs with different release mechanisms for novel ADC (antibody drug conjugate) development. Achieving this goal could enhance the Company's partnership, licensing, and collaboration opportunities, potentially enabling the establishment of in-house GLP/GMP capabilities.

*The Company's offering materials include forward-looking information and projections based on the Company's internal research and assumptions. Please refer to the Risk Factors section of the Form C filing for more information related to the risks associated with the use of future projections.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $208,495.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Citizens Bank (Line of Credit)

Amount Owed: $329,700.00

Interest Rate: 0.0%

Maturity Date: August 25, 2033

On August 25, 2018, the Company entered into Home Equity Line of Credit with Citizens Bank, N.A, in which they can borrow up to $329,700. The maturity date is fifteen (15) years.

Creditor: Yumei Huang

Amount Owed: $361,439.00

Interest Rate: 3.0%

Maturity Date: March 01, 2026

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Yumei Huang

Yumei Huang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer and Director

Dates of Service: October, 2008 - Present

Responsibilities: Founder, president, and CEO of CellMosaic. Oversees all aspects of company's operations, including but not limited to R&D, product manufacturing, service performance, legal, accounting, financial, and business activities. Receives an annual salary of $130,000 and holds 17,269,920 shares of Voting Common Stock in the Company. Yumei will be providing Form C sign-off as the Company's Principal Accounting Officer.

Name: Subhakar Dey

Subhakar Dey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Office (CTO)

Dates of Service: October, 2019 - Present

Responsibilities: Leads company's technology development, new product development and commercialization process, diagnostic and therapeutic application of AqT™ technologies, and core intellectual property. Also oversees key projects and contributes to strategic planning, marketing and collaboration. Receives an annual salary of $150,800, holds 21,257 shares of Non-Voting Common Stock and a non-qualified stock option for 420,000 shares of Voting Common Stock, 210,000 shares of which are vested, and 210,000 shares which are unvested and subject to vesting terms.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock

Stockholder Name: Yumei Huang

Amount and nature of Beneficial ownership: 17,269,920

Percent of class: 93.19

RELATED PARTY TRANSACTIONS

Name of Entity: Yumei Huang

Relationship to Company: Officer

Nature / amount of interest in the transaction: Yumei is CEO, board member, and shareholder of CellMosaic.

Material Terms: On March 1, 2023, Yumei Huang agreed to lend the amount of $361,439 to the Company and use the proceeds to pay-off the restructured loan to Acebright Holding Ltd. Hongkong originally signed and agreed upon on January 15, 2023.

OUR SECURITIES

The Company has authorized both Voting Common Stock and Non-Voting Common Stock. As part of its Regulation Crowdfunding offering conducted between November 1, 2024, and January 31, 2025, the Company offered up to 840,136 shares of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 20,500,000 with a total of 20,441,214 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 221,214 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 446,000 shares to be issued pursuant to stock options, issued.

The total amount outstanding includes 1,954,000 shares to be issued pursuant to stock options, reserved but unissued.

Non-Voting Common Stock

The amount of security authorized is 4,800,000 with a total of 43,792 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase, including limiting the transferability of the stock during such time. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing competitor in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the ability to resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing competitor in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file certain information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property (the value of which could increase or decrease over time and depending on a number of factors including marketability). Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore are putting your trust in the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When material changes happen to the offering terms during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns 12 issued patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Intellectual property risks and market penetration challenges Our business heavily relies on the strength and enforcement of our intellectual property (IP), including patents, trademarks, and trade secrets. While we have developed a robust portfolio of patents and proprietary technologies, there is no guarantee that these protections will be sufficient to prevent competitors from developing similar or superior products. Additionally, the costs associated with defending our IP rights, whether through litigation or other means, could be substantial and may negatively impact our financial resources. If we are unable to adequately protect our IP, we may lose the competitive advantage that these assets provide. Moreover, our ability to penetrate and capture market share in the highly specialized bioconjugation industry is contingent upon the successful commercialization of our proprietary technologies, particularly the AqT® platform. The adoption of our technologies by potential partners and customers may be slower than anticipated due to industry skepticism, the complexity of our products, or competition from established players with broader market recognition and resources. If we fail to achieve significant market penetration or if our competitors successfully challenge our IP, our business, financial condition, and operating results could be materially and adversely affected." This risk factor highlights both the potential vulnerabilities in IP protection and the challenges of achieving market penetration, which are crucial considerations for early-stage biotech companies like CellMosaic Inc. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 9, 2025.

CellMosaic, Inc.

By   /s/ *Yumei Huang*

    Name: CellMosaic Inc

    Title: President & CEO

FINANCIAL STATEMENTS

I, Yumei Huang, the Principal Executive Officers of CellMosaic Inc., hereby certify that the financial statements of CellMosaic and notes thereto for the periods ending 01/01/2024 and 12/31/2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

CellMosaic has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 03/12/2025.

_____ (Signature)

President & CEO

_____03/12/2025_____ (Date)

CellMosaic INC



FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2023 and 2024

CellMosaic Inc.

Index to Financial Statements

(unaudited)

CELLMOSAIC, INC.
STATEMENT OF FINANCIAL POSITION
See Accompanying Notes to these Unaudited Financial Statements

	2024	2023
ASSETS		
Current Assets:		
Cash and Cash Equivalents	208,495	161,284
Accounts Receivable	119,200	11,809
Other Receivables	-	-
Prepaid Expense	11,800	18,027
Total Current Assets	339,496	191,120
Non-Current Assets:		
Fixed Assets - net	4,188	5,969
ROU Asset - Operating Lease	129,780	221,326
ROU Asset - Finance Lease	53,754	83,127
Security Deposit	38,900	35,900
Total Non-Current Assets	226,622	346,322
TOTAL ASSETS	566,118	537,443
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	65,241	20,331
Other Payables	130	775
ST Lease Liability - Operating Lease	92,067	90,066
ST Lease Liability - Finance Lease	29,359	28,840
Accrued Expenses	12,685	3,633
Accrued Interest	19,879	9,036
Total Current Liabilities	219,361	152,682
Non-Current Liabilities:		
Loans Payable	329,700	329,700
Shareholder Notes Payable	361,439	361,439
LT Lease Liability - Operating Lease	42,236	134,275
LT Lease Liability - Finance Lease	27,312	56,666
Total Non-Current Liabilities	760,687	882,080
TOTAL LIABILITIES	980,048	1,034,762
EQUITY		
Common Stock - Voting	1,782	1,782
Common Stock - Nonvoting	4	-
Treasury Stock	(410,000)	(410,000)
Additional Paid-In Capital	684,231	631,222
Additional Paid-In Capital - Options	121,203	117,935
Accumulated Deficit	(697,692)	(838,258)
TOTAL EQUITY	(300,471)	(497,319)
TOTAL LIABILITIES AND EQUITY	679,577	537,443

CELLMOSAIC, INC.
STATEMENT OF OPERATIONS
See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2024	**2023**
Revenues		
Sales Revenue	387,093	353,954
Service Revenue	574,199	461,800
Cost of Goods Sold	207,700	212,133
Gross Profit	753,591	603,620
Operating Expenses		
General and Administrative Expense	120,212	121,125
Advertising and Marketing Expense	7,050	1,047
Payroll Expense	308,185	299,620
Depreciation Expense	1,782	23,451
Bad Debts Expense	187	-
Professional Fees	119,590	32,905
Compensation Expense - Options	3,268	2,435
Operating Lease Expense	96,221	96,221
Amortization Expense - Finance Lease	29,373	29,373
Interest Expense - Finance Lease	1,261	1,765
Total Operating Expenses	687,128	607,941
Total Income from Operations	66,463	(4,321)
Other Income/Expense		
Interest Income	(2,250)	(1,444)
Interest Expense	41,393	40,478
Total Other Income/Expense	39,143	39,034
Earnings Before Income Taxes	27,320	(43,355)
Income Taxes	-	-
Net Income (Loss)	27,320	(43,355)

CELLMOSAIC, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Treasury Stock		APIC	APIC	Earnings	Shareholder's
	# of Shares	$ Amount	# of Shares	$ Amount	Common Stock	Options	(Deficit)	Equity
Beginning balance at 1/1/23	17,820,000	1,782	455,000	(410,000)	631,222	115,500	(794,902)	(465,398)
Issuance of Common Stock	-	-	-	-	-	-	-	-
Options Vested	-	-	-	-	-	2,435	-	2,435
Net income (loss)	-	-	-	-	-	-	(43,355)	(43,355)
Ending balance at 12/31/23	17,820,000	1,782	455,000	(410,000)	631,222	117,935	(838,257)	(506,318)
Issuance of Common Stock	43,792	4	-	-	-	-	-	-
Options Vested						3,268		
Net income (loss)	-	-	-	-	-	-	29,528	29,528
Ending balance at 12/31/24	17,863,792	1,786	455,000	(410,000)	631,222	121,203	(808,729)	(476,790)

CELLMOSAIC, INC.
STATEMENT OF CASH FLOWS
See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	27,320	(43,355)
by operations:		
Accounts Receivable	(107,391)	26,232
Prepaid Expense	3,704	(9,104)
Accounts Payable	38,738	(12,866)
Other Payables	8,049	2,600
Accrued Expenses	19,895	(122,879)
Lease Liability	(25,011)	(23,209)
Interest Expense – Finance Lease	1,261	1,765
Finance Lease	5,732	(723)
Operating Lease	19,951	24,717
Compensation Expense - Options	3,268	2,435
Depreciation Expense	1,782	23,451
provided by operations:	(30,022)	(87,582)
Net Cash provided by (used in) Operating Activities	(2,702)	(130,937)
INVESTING ACTIVITIES		
Fixed Assets	-	(27,917)
Security Deposit	(3,000)	-
Net Cash provided by (used in) Investing Activities	(3,000)	(27,917)
FINANCING ACTIVITIES		
Loans Payable	-	(353,102)
Shareholder Notes Payable	-	361,439
Common Stock - Nonvoting	52,914	-
Net Cash provided by (used in) Financing Activities	52,914	8,337
Cash at the beginning of period	161,284	311,802
Net Cash increase (decrease) for period	47,212	(150,518)
Cash at end of period	208,496	161,283

CELLMOSAIC, INC.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

December 31st, 2024

$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

CellMosaic Inc. ("the Company") was formed in Delaware on December 31, 2013. The Company was originally established as an LLC in Massachusetts on Oct. 14, 2008, under the name CellMosaic, LLC, and was later converted into CellMosaic, Inc. on December 31, 2013.

The company has been offering bioconjugation-related products and services since 2009 and is currently headquartered in Woburn, Massachusetts. As of December 31, 2024, over 500 organizations, including 48 distributors from over 33 countries, have purchased CellMosaic's products and services. CellMosaic's customers span various sectors of the life sciences industry, including the biotech and pharmaceutical industries, government organizations, universities, and non-profit organizations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $208,495 and $161,283 in cash and cash equivalents as of December 31, 2024, and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected within net 30 days if the order is placed via purchase order or upfront if the order is placed online using credit card.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. Currently, Management does not deem it necessary to have an allowance.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from

the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the way the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Computer Equipment	5	10,738	(10,738)	-	-
Furniture & Fixtures	5	2,452	(2,452)	-	-
Scientific Equipment	3-15	210,821	(206,634)	-	4,187
Other Depreciable Assets	5	815	(815)	-	-
Grand Total	-	224,826	(218,857)	-	-

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by creating high-quality, innovative, and advanced bioconjugates for customers across the life sciences. It provides bioconjugation related products (reagents and kits) and services. Revenue mainly comes from selling these products and providing services.

The Company's primary performance obligation is the delivery of products and services and meeting or exceeding specifications for custom products. All products and kits sold by the Company come with a certificate of analysis and/or certificate of quality. Products are either in stock or can be prepared within 2-4 weeks. Storage conditions and usage recommendations as described in the Company's manual and instructions apply. Product and kit performance is typically warranted (replaced or refunded) for 1 + years after the customer receives them.

The Company will generate a quote detailing the services performed. If it is a custom bioconjugation product, the Quote will also have the specifications and the quantities of the custom product. Once a customer accepts the Quote, the Company then prepares the product or performs the service based on the Quote.

Revenue is recognized when the custom products are shipped, or the service is completed. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including insurance, business development, repairs and maintenance, travel expenses, and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Payroll Expense

10

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expenses for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to being issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down-round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2023 and 2024 to be negligible.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Nonvested Options	Weighted Average Intrinsic Value
Nonvested options, January 1, 2023	11,000	$0.00
Granted	6,000	$0.00
Vested	(2,750)	$0.00
Forfeited	(3,000)	$0.00
Nonvested options, December 31, 2023	11,250	$0.00
Granted	222,000	$0.00
Vested	(3,500)	$0.00
Forfeited	-	$0.00
Nonvested options, December 31, 2024	229,750	$0.00

A summary of the warrant activity for the years ended December 31, 2023 and 2024 is as follows:

	Shares	Weighted Average Intrinsic Value
Outstanding at January 1, 2023	221,214	$0.10
Granted		
Exercised		
Cancelled		
Outstanding at December 31, 2023	221,214	$0.10
Granted		
Exercised		
Cancelled		
Outstanding at December 31, 2024	221,214	$0.10

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On March 01, 2023, Yumei Huang, the Company CEO, agreed to lend the amount of $361,439 to the Company and use the proceeds to pay-off the restructured loan to Acebright Holding Ltd. Hongkong originally signed and agreed upon on January 15, 2023. - See Note 5: Liabilities and Debt.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company entered into two operating lease agreements, one on February 24, 2020, with Cummings Properties, LLC, for the premises located at 10-A Roessler Road, Woburn, MA. with an approximate area of 2,737 square feet. Term of the lease is five (5) years with monthly base rent of $5,905.25 and one with Cummings Properties, LLC, on August 15, 2022, for the premises located at 400 West Cummings Park Suite, 1550. The term of the lease is five (5) years with monthly base rent of $1,987.50.

Also, the Company entered into two Finance Lease agreements with NS Leasing LLC. One lease on June 24, 2021, for the use of equipment (Lyophilizer), with a term of sixty (60) months, and a monthly rent of $840.03 and the second lease was entered on December 03, 2021, also for the use of another type of equipment (Preparative HPLC). The term of the lease is sixty (60) months with monthly payments of $1,668.

	Year Ending	
Lease expense	2024-12	
Finance lease expense		
Amortization of ROU assets	29,373.24	
Interest on lease liabilities	1,260.93	
Operating lease expense	96,220.68	
Short-term lease expense *		
Variable lease expense	0.00	
Sublease income *		
Total	127,358.85	
Other Information		
(Gains) losses on sale-leaseback transactions, net *		
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from finance leases (i.e. Interest)	1,806.93	
Financing cash flows from finance leases (i.e. principal portion)	28,289.43	
Operating cash flows from operating leases	94,713.00	
ROU assets obtained in exchange for new finance lease liabilities	0.00	
ROU assets obtained in exchange for new operating lease liabilities	0.00	
Weighted-average remaining lease term in years for finance leases	1.96	
Weighted-average remaining lease term in years for operating leases	1.69	
Weighted-average discount rate for finance leases	1.80%	
Weighted-average discount rate for operating leases	2.59%	
Maturity Analysis	Finance	Operating
2025-12	30,096.36	94,713.00
2026-12	24,216.15	23,850.00
2027-12	3,336.00	19,875.00
2028-12	0.00	0.00
Thereafter	0.00	0.00
Total undiscounted cash flows	57,648.51	138,438.00
Less: present value discount	(1,470.73)	(5,231.04)
Total lease liabilities	56,177.78	133,206.96

NOTE 5 – LIABILITIES AND DEBT

Line of Credit -On August 25, 2018, the Company entered into Home Equity Line of Credit with Citizens Bank, N.A, in which they can borrow up to $329,700. The maturity date is fifteen (15) years. The Company had an outstanding credit line balance of $329,700 as of December 31, 2022, and December 31, 2023.

Notes Payable - On March 1, 2023, the Company entered into a loan agreement with Yumei Huang, CEO for $361,439. The loan will incur 3% interest annually and the principal amount due and demandable on March 01, 2026. See Note 3 - related party transactions.

NOTE 6 – EQUITY

The Company has authorized 21,000,000 common shares with a par value of $0.0001 per share, of which 20,029,920 shares are designated as Class A Common Stock and 970,080 shares as Class B Common Stock. As of September 2024, the Company had issued 17,629,920 shares of Class A Common Stock and 190,080 shares of Class B Common Stock. The Company also held 455,000 Treasury Shares, all of which were Class B Common Stock.

In September 2024, the Company amended its Certificate of Incorporation, reclassifying and converting each share of Class A and Class B Common Stock into one share of Voting Common Stock. As of December 31, 2024, the Company has authorized 20,500,000 shares of Voting Common Stock (par value of $0.0001 per share), and 4,800,000 shares of Non-Voting Common Stock (par value of $0.0001 per share).

Shares of Voting Common Stock and Non-Voting Common Stock are identical in all respect with no preferences, qualifications, special or relative rights, or privileges, except that Voting Common Stock holders are entitled to vote on all matters submitted to stockholders while Non-Voting Common Stock holders may only vote on matters required by law, in such cases, will vote together with Voting Common Stock holders as a single class, with each share entitled to one vote, unless otherwise required by law.

Liquidation: In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, holders of the Common Stock will be entitled to receive all assets available for distribution on a pro-rata basis, based on the number of shares held by each holder.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through Feb. 27, 2025, the date these financial statements were available to be issued.

The Company conducted a crowdfunding campaign under regulation CF on StartEngine from November 1, 2024, to January 31, 2025.

CERTIFICATION

I, Yumei Huang, Principal Executive Officer of CellMosaic, Inc., hereby certify that the financial statements of CellMosaic, Inc. included in this Report are true and complete in all material respects.

Yumei Huang

President & CEO